Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2025 Financial Results

NESS ZIONA, Israel — March 26, 2026 — Foresight Autonomous Holdings Ltd., (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today reported financial results for the fourth quarter and full year ended December 31, 2025. “We are excited to kick off 2026 with strong momentum, building directly on the significant achievements and strategic partnerships we secured throughout 2025, including major collaborations with leading global players such as Renault Group, Orange, SoftBank Corp. and Audi AG. We believe that these milestones continue to validate our innovative 3D perception and V2X technologies and position Foresight for accelerated commercialization in key markets worldwide,” said Haim Siboni, Chief Executive Officer of Foresight.

Second Half 2025 and Recent Corporate Highlights:

●

Foresight and Big Bang Win Grant for $5 Million Project to Commercialize Autonomous Industrial Drones

In August 2025, we announced the approval of a joint development and commercialization project with Big Bang Boom Solutions Pvt. Ltd. (“Big Bang”), a leading Indian drone manufacturer, under the India-Israel Industrial research & development and Technological Innovation Fund. With a budget of $5 million, the project initiated in November 2025 and is scheduled for a 24-month period, with the goal to gradually introduce a variety of mass production drone solutions.

●

Large-Scale Public Transportation Safety Trial with Renault Group and Orange

In November 2025, Eye-Net Mobile Ltd (“Eye-Net”) launched a large-scale live public transportation safety trial in Bordeaux, France, in partnership with Renault Group, Orange S.A., and other ecosystem participants. This initiative integrates Eye-Net’s vehicle-to-everything (“V2X”) collision-prevention technology into a public transit network via a mobile platform, testing real-world readiness and interoperability with existing mobility systems as a key step toward commercial deployment of our smart mobility solutions. In February 2026, we announced the successful completion of the live trial and active commercial discussions to pursue joint commercialization of our technology.

●

Eye-Net Investment at $55 Million Valuation

In early December 2025, Eye-Net secured $3 million in gross proceeds from institutional investors based on $55 million pre-money valuation of Eye-Net. The financing, which provided antidilution protections and also and included the issuance of Foresight’s warrants, strengthens Eye-Net’s balance sheet and provides incremental capital to support its working-capital needs and growth initiatives, including ongoing development and deployment of its V2X collision-prevention platform.

●

Audi AG Technology Showcase

In late December 2025, Foresight was invited by Audi AG to participate in the prestigious “Minds and Makers” innovation event, where we showcased our advanced terrain intelligence solution, a real-time 3D perception system capable of robustly analyzing road and terrain surfaces in challenging visibility conditions. The demonstration provided us with invaluable exposure to Audi’s engineering teams and opened discussions on a potential proof-of-concept integration into Audi’s vehicle development programs, underscoring the relevance and competitiveness of our perception technologies in the global automotive original equipment manufacturer (“OEM”) space.

●

Eye-Net and SoftBank Corp. Advance Strategic Collaboration in Japan

In January 2026, we announced that Eye-Net has advanced its strategic collaboration in Japan with SoftBank Corp. (“SoftBank”) to further validate Eye-Net’s V2X collision prediction and prevention solutions technology. The joint initiative aims to enhance road safety and operational efficiency by enabling seamless, real-time exchange of location information among surrounding road users.

●

Foresight Advances Commercialization for Smart City and Road Safety Solutions with Leading Japanese Manufacturer

In March 2026, we announced that we entered into a development and commercialization agreement with a leading Japanese manufacturer of smart city, road traffic, hazard management and traffic monitoring solutions. The development phase is underway and is expected to be completed during the second quarter of 2027, generating initial revenues of approximately $250,000. Following completion of the development phase, initial product sales are expected in late 2027, growing to a conservative potential revenue of $3.6 million by 2030.

Mr. Siboni added:

“In 2025, we advanced our global commercialization and technology initiatives. We expanded our strategic footprint in key international markets, including South Korea, India, as well as other developing regions, through targeted collaborations with leading technology partners. Eye-Net Mobile continued its commercial momentum, securing $3 million in investment at a $55 million valuation and launching a large-scale public transportation safety trial in France with Renault Group and Orange, which was successfully completed in early 2026, demonstrating the practical impact of our V2X collision-prevention solutions.

In addition, our advanced terrain intelligence platform gained recognition from Audi AG, providing a valuable opportunity to showcase our capabilities to a leading global OEM and explore potential integration opportunities. These developments underscore our ongoing commitment to innovation, positioning Foresight for global expansion in 2026.”

Fourth Quarter 2025 Financial Results

●	Revenues for the fourth quarter of 2025 decreased by 39.6% to $61,000, compared to $101,000 for the fourth quarter of 2024. The revenues were generated primarily from the commercialization agreement with Elbit Systems Land Ltd. (“Elbit”) in the amount of $32,000.

●	Research and development (R&D) expenses, net for the fourth quarter of 2025 were $1,940,000, a 10.8% decrease compared to $2,176,000 for the fourth quarter of 2024. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2025 were $291,000, a decrease of 4.9% compared to $306,000 for the fourth quarter of 2024.

●	General and administrative (G&A) expenses for the fourth quarter of 2025 were $679,000, a decrease of 11.8% compared to $770,000 in the fourth quarter of 2024. The decrease is primarily attributed to a decrease in payroll and related expenses.

●	Financial expenses, net, for the fourth quarter of 2025 were $38,000, compared to financial income, net, of $75,000 in the fourth quarter of 2024. Financial expenses, net, for the fourth quarter of 2025 consisted of a loss from the revaluation of the Company’s investment in Rail Vision Ltd. (“Rail Vision”) to its fair value in the amount of $6,000 and from exchange rate differences and others in the amount of $58,000, offset by interest income in the amount of $26,000. Finance income, net, for the fourth quarter of 2024 consisted of a profit from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $57,000 and from interest income in the amount of $43,000, offset by exchange rate differences and others in the amount of $25,000.

●	United States generally accepted accounting principles (GAAP) net loss for the fourth quarter of 2025 was $2,899,000, or $0.02 per ordinary share, compared to a GAAP net loss of $3,100,000, or $0.01 per ordinary share, in the fourth quarter of 2024.

●	Non-GAAP net loss for the fourth quarter of 2025 was $2,689,000, or $0.02 per ordinary share, compared to a non-GAAP net loss of $2,847,000, or $0.01 per ordinary share, in the fourth quarter of 2024. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2025 Financial Results

●	Revenues for the full year ended December 31, 2025, decreased by 8.7% to $398,000, compared to $436,000 for the full year ended December 31, 2024. The revenues were generated primarily from the Company’s commercialization agreement with Elbit in the amount of $162,000, from the completion of a successful proof of concept (“POC”) project with a leading traffic control and road safety system company in Japan in the amount of $40,000, from the completion of a successful POC project of Eye-Net with Continental in the amount of $24,000, and from a successful POC project of Eye-Net with Renault Group in the amount of $27,000.

●	R&D expenses, net, for the full year ended December 31, 2025, were $8,629,000, a decrease of 5.6% compared to $9,143,000 for the full year ended December 31, 2024. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	S&M expenses for the full year ended December 31, 2025, were $1,197,000, an increase of 6.9% compared to $1,120,000 for the full year ended December 31, 2024.

●	G&A expenses for the full year ended December 31, 2025, were $2,613,000, a decrease of 2.4% compared to $2,677,000 for the full year ended December 31, 2024.

●	Financial income, net, for the full year ended December 31, 2025, was $78,000, compared to financial income, net, of $1,538,000 for the full year ended December 31, 2024. Financial income, net, for the year ended December 31, 2025, consisted of interest income in the amount of $155,000, offset by a revaluation of the Rail Vision warrants to their fair value in the amount of $53,000, and from exchange rate differences and other items in the amount of $24,000. Financial income, net, for the year ended December 31, 2024, consisted of a gain from the sale of all Rail Vision shares and from a revaluation of the Rail Vision warrants to their fair value in the amount of $1,444,000, and from interest income in the amount of $431,000, offset by exchange rate differences and other items in the amount of $337,000.

●	GAAP net loss for the full year ended December 31, 2025, was $12,103,000, or $0.12 per ordinary share, an increase of 8.7% compared to a GAAP net loss of $11,138,000, or $0.02 per ordinary share, for the full year ended December 31, 2024.

●	Non-GAAP net loss for the full year ended December 31, 2025, was $11,156,000, or $0.11 per ordinary share, an increase of 7.8% compared to a non-GAAP net loss of $10,350,000, or $0.02 per ordinary share, for the full year ended December 31, 2024.

Balance Sheet Highlights

●	Cash and cash equivalents and restricted cash totaled $6.3 million as of December 31, 2025, compared to $7.2 million in cash, restricted cash, and short-term deposits as of December 31, 2024.

●	GAAP total equity totaled $5.1 million as of December 31, 2025, a decrease of 24.1% compared to $6.7 million as of December 31, 2024. The decrease is mainly attributed to the net loss for the period in the amount of $12,103,000 offset by share-based payments in the amount of $947,000, and from issuance of ordinary shares, net of issuance expenses, in the amount of $9,476,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with GAAP, the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its milestone agreements with leading global players validates its innovative 3D perception and V2X technologies and positions Foresight for accelerated commercialization in key markets worldwide, the project with Big Bang, ongoing development and deployment of Eye-Net’s V2X collision-prevention platform, the aims of joint initiative between Eye-Net and SoftBank, the development phase with a leading Japanese manufacturer and expectation about its completion, the timing thereof and the initial revenues, expectations about initial product sales and potential revenue and the timing thereof, and the Company’s global expansion in 2026. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2025	As of December 31, 2024
ASSETS

Current assets:
Cash and cash equivalents	$6,236	$7,082
Restricted cash	53	100
Marketable equity securities	26	71
Trade receivables	118	113
Other current receivables	398	480
Total current assets	6,831	7,846

Non-current assets:
Operating lease right-of-use asset	1,335	1,576
Fixed assets, net	187	323
	1,522	1,899

Total assets	$8,353	$9,745

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$249	$297
Operating lease liability	339	289
Other current payables	1,481	1,157
Total current liabilities	2,069	1,743

Non-current liabilities:
Operating lease liability	1,173	1,272

Total liabilities	3,242	3,015
Shareholders’ equity:
Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	149,164	137,094
Accumulated deficit	(142,931)	(131,028)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	6,233	6,066
Non-controlling interest	(1,122)	664
Total equity	5,111	6,730

Total liabilities and shareholders’ equity	$8,353	$9,745

FORESIGHT AUTONOMOUS HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024
Revenues	398	436	61	101

Cost of revenues	140	172	12	24

Gross profit	258	264	49	77

Research and development, net	(8,629)	(9,143)	(1,940)	(2,176)

Sales and marketing	(1,197)	(1,120)	(291)	(306)

General and administrative	(2,613)	(2,677)	(679)	(770)

Operating loss	(12,181)	(12,676)	(2,861)	(3,175)

Financing income (expenses), net	78	1,538	(38)	75

Net loss	(12,103)	(11,138)	(2,899)	(3,100)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024

Net cash used in operating activities
Loss for the year	(12,103)	(11,138)	(2,899)	(3,100)

Adjustments to reconcile loss to net cash used in operating activities:	1,650	83	766	480

Net cash used in operating activities	(10,453)	(11,055)	(2,133)	(2,620)

Cash Flows from Investing Activities
Purchase of fixed assets	(25)	(62)	(18)	-
Proceeds from sales of marketable securities	-	1,847	-	(7)

Net cash provided by (used in) investing activities	(25)	1,785	(18)	(7)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	9,476	903	3,662	857

Net cash provided by financing activities	9,476	903	3,662	857

Effect of exchange rate changes on cash and cash equivalents	109	(185)	(5)	14

Decrease in cash and cash equivalents and restricted cash	(893)	(8,552)	(1,506)	(1,756)
Cash and cash equivalents and restricted cash at the beginning of the period	7,182	15,734	4,783	8,938

Cash and cash equivalents and restricted cash at the end of the period	6,289	7,182	6,289	7,182

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	Year ended December 31,		Three months ended December 31,
	2025	2024	2025	2024
Share-based payment	947	788	210	253
Depreciation	161	200	22	47
Revaluation of marketable securities	45	(1,444)	5	(56)
Exchange rate changes on cash and cash equivalents	(109)	185	5	(14)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(5)	195	(24)	317
Decrease in other receivables	82	51	64	163
Increase (decrease) in trade payables	(48)	161	45	16
Change in operating lease liability, net	192	156	46	34
Increase (decrease) in other accounts payable	385	(209)	393	(280)

Adjustments to reconcile loss to net cash provided by operating activities	1,650	83	766	480

Supplemental cash flow information related to Non-Cash Activities:

	Year ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
Accrued issuance costs recorded in shareholders’ equity	150	-	150	-
Shareholder debt waiver recognized as capital contribution	61	182	-	29
Increase of lease liability and operating lease right-of-use asset due to lease modification	-	637	-	-

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2025	2024	2025	2024
GAAP operating loss	(12,181)	(12,676)	(2,861)	(3,175)
Share-based compensation in cost of services	4	1	-	-
Share-based compensation in research and development	435	387	87	115
Share-based compensation in sales and marketing	48	36	12	15
Share-based compensation in general and administrative	460	364	111	123
Non-GAAP operating loss	(11,234)	(11,888)	(2,651)	(2,922)

GAAP net loss	(12,103)	(11,138)	(2,899)	(3,100)
Share-based compensation expenses	947	788	210	253
Non-GAAP net loss	(11,156)	(10,350)	(2,689)	(2,847)